Exhibit 12.1

W&T Offshore, Inc.

Ratio of Earnings to Fixed Charges

The following table sets forth our ratios of consolidated earnings to fixed charges for the periods presented:

	Year Ended December 31,
	2015		2014		2013	2012	2011
	(in thousands except ratios)
	(unaudited)

Income (loss) before income taxes	$(1,247,702)		$(16,120)		$80,096	$119,531	$264,334
Add: Fixed charges	104,870		87,193		85,902	63,441	52,581
Add: Amortization of capitalized interest	5,533		4,538		4,380	1,526	1,037
Less: Capitalized Interest	(7,256)		(8,526)		(10,058)	(13,274)	(9,877)
Earnings before fixed charges	$(1,144,555)		$67,085		$160,320	$171,224	$308,075

Fixed Charges:
Interest expense, net of capitalized interest	$97,336		$78,396		$75,581	$49,994	$42,516
Capitalized interest	7,256		8,526		10,058	13,274	9,877
Portion of rental expense representative of an interest factor	278		271		263	173	188
Total fixed charges	$104,870		$87,193		$85,902	$63,441	$52,581

Ratio of earnings to fixed charges	N/A	(1)	N/A	(2)	1.9	2.7	5.9

(1) The ratio was not meaningful.  Earnings were inadequate to cover fixed charges for the year ended December 31, 2015 by $1,249.4 million, which included a ceiling test write-down of oil and gas properties of $987.2 million.

(2) The ratio was less than one-to-one coverage.  Earnings were inadequate to cover fixed charges for the year ended December 31, 2014 by $20.1 million.